Filed Pursuant to Rule 424(b)(2)

Registration No. 333-180488

Pricing Supplement No. 1268 (To Prospectus dated March 30, 2012, Series L Prospectus Supplement dated March 30, 2012, and Product Supplement CLN-3 dated April 4, 2012) November 20, 2013

Commodity-Linked Notes Linked to the Dow Jones-UBS Commodity Index Total ReturnSM, due January 9, 2015
Issuer:	Bank of America Corporation
Pricing Date:	November 20, 2013
Issue Date:	November 27, 2013
Stated Maturity Date:	January 9, 2015
Aggregate Principal Amount:	$13,000,000
Underlying Index:	The Dow Jones-UBS Commodity Index Total ReturnSM (Bloomberg symbol: “DJUBSTR”)
Starting Value:	246.4720
Ending Value:	The closing level of the Underlying Index on the Valuation Date. If it is determined that the scheduled Valuation Date is not an Index Business Day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described beginning on page S-27 of product supplement CLN-3.
Leverage Factor:	3
Investor Fee:	The greater of (a) the fixed percentage of 0.00% and (b) a percentage equal to 0.16% per annum, as described on page S-19 of product supplement CLN-3 under “Description of the Notes—Payment at Maturity.”
Treasury Rate Charge:	Applicable
Interest Rate Basis:	LIBOR
Designated Maturity:	One Month
Interest Reset Dates:	The 9th of each calendar month during the term of the Notes, commencing on January 9, 2014.
Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.
Spread:	Plus 0 basis points
Initial Optional Redemption Date:	November 27, 2013
Upper Mandatory Redemption Trigger Level:	Not Applicable
Lower Mandatory Redemption Trigger Level:	85% of the Starting Value
NPV Factor:	Not Applicable
Bear Note:	No
Calculation Agent:	Merrill Lynch Commodities, Inc.
Listing:	No listing on any securities exchange.
CUSIP:	06048WPG9

	Per Note	Total
Public Offering Price(1)	$100,000	$13,000,000
Underwriting Discount	$0	$0
Proceeds, before expenses, to Bank of America Corporation	$100,000	$13,000,000

(1)	Plus accrued interest from November 27, 2013 if settlement occurs after that date.

The Notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page S-8 of the accompanying product supplement, page S-5 of the prospectus supplement, and page 8 of the prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on or about November 27, 2013 against payment in immediately available funds.

Bank of America Merrill Lynch

Selling Agent

ADDITIONAL TERMS

Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

Commodity Hedging Disruption Event Redemption

In connection with the issuance of Notes to you, the following section will supersede and replace the section “Description of the Notes—Commodity Hedging Disruption Event Redemption” set forth on pages S-25 and S-26 of product supplement CLN-3, dated April 4, 2012.

If a Commodity Hedging Disruption Event (as defined below) occurs, we will have the right, but not the obligation, to redeem the Notes (in whole, and not in part) by providing written notice of our election to redeem the Notes to the Trustee, as promptly as possible and in no event later than two London business days following the day on which the Commodity Hedging Disruption Event has occurred. The Trustee will give notice of that Commodity Hedging Disruption Event to the holders of the Notes in accordance with the Senior Indenture. Each notice will specify the Early Redemption Amount on the Commodity Redemption Date (as defined below) and include a brief description of the Commodity Hedging Disruption Event. If we redeem the Notes, we will pay the holders of the Notes, for each $1,000 in principal amount, the Early Redemption Amount on the Commodity Redemption Date.

For purposes of calculating the Early Redemption Amount payable on the Commodity Redemption Date, the Funding Amount will be an amount equal to accrued and unpaid interest, if any, to the Commodity Redemption Date, and the Valuation Date on which the Ending Value will be determined will be the second Index Business Day immediately succeeding the date we deliver notice to the Trustee for delivery to holders of the Notes of our election to redeem the Notes; provided that if a Market Disruption Event occurs on that Valuation Date, the Ending Value will be determined according to the Ending Value Market Disruption Calculation. See “—Market Disruption Events.” The Early Redemption Amount will be payable to holders of the Notes on the fifth business day following the Valuation Date (the “Commodity Redemption Date”).

A “Commodity Hedging Disruption Event” will occur if we, after using commercially reasonable efforts, are unable to either (i) acquire, establish, reestablish, substitute, maintain, unwind or dispose of all or any part of any transaction or asset we deem necessary to hedge the risk of performing our commodity-related obligations with respect to the Notes (including, without limitation, any commodity-related payments on the Notes), or (ii) realize, recover or remit the proceeds of any such transaction or asset; where such inability arises or results from the adoption of, or any change in, any law, regulation, rule or order applicable to us or our counterparties, or the promulgation of, or any change in the interpretation by any court, tribunal, or regulatory authority with competent authority or any relevant trading system or exchange facility, of any such applicable law, rule, regulation or order, in each case occurring on or after the pricing date.

Market Disruption Events

The following definition will supersede and replace the definition of “Market Disruption Event” set forth on page S-26 of product supplement CLN-3.

A “Market Disruption Event” means one or more of the following events, as determined by the Calculation Agent:

(1)	a material limitation, suspension, or disruption of trading in one or more Underlying Index components which results in a failure by the exchange on which each applicable Underlying Index component is traded to report an exchange published settlement price for such contract on the day on which such event occurs or any succeeding day on which it continues;

(2)	the exchange published settlement price for any Underlying Index component is a “limit price,” which means that the exchange published settlement price for such contract for a day has increased or decreased from the previous day’s exchange published settlement price by the maximum amount permitted under applicable exchange rules;

(3)	failure by the applicable exchange or other price source to announce or publish the exchange published settlement price for any Underlying Index component; or

(4)	a suspension of trading in one or more Underlying Index components, for which the trading does not resume at least 10 minutes prior to the scheduled or rescheduled closing time.

THE UNDERLYING INDEX

The Dow Jones-UBS Commodity Index Total ReturnSM reflects the return on a fully collateralized investment in the Dow Jones-UBS Commodity IndexSM. See “The Underlying Indices—Dow Jones-UBS Commodity IndexSM” beginning on page S-30 of product supplement CLN-3 for information about the Underlying Index. S&P Dow Jones Indices LLC and UBS Securities have no obligation to continue to publish, and may discontinue publication of, the Underlying Index. The consequences of S&P Dow Jones Indices LLC and UBS Securities discontinuing publication of the Underlying Index are discussed in the section of product supplement CLN-3 entitled “Description of the Notes—Discontinuance of an Underlying Index” beginning on page S-28. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index or any successor index.

The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Opco, LLC (“Dow Jones Opco”), a subsidiary of S&P Dow Jones Indices LLC, and UBS Securities, and have been licensed for use. Dow Jones® and DJ are trademarks of Dow Jones Trademark Holdings LLC (“Dow Jones”). UBS® is a registered trademark of UBS AG. S&P® is a registered trademark of Standard & Poor’s Financial Services LLC. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their respective subsidiaries or affiliates, and none of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their respective affiliates, makes any representation regarding the advisability of investing in the Notes.

HISTORICAL INFORMATION

The following graph sets forth the daily historical performance of the Underlying Index in the period from January 2008 through October 2013. This historical data on the Underlying Index is not necessarily indicative of the future performance of the Underlying Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Underlying Index during any period set forth below is not an indication that the level of the Underlying Index is more or less likely to increase or decrease at any time over the term of the Notes.

CERTAIN U.S. FEDERAL INCOME TAX MATTERS

You have informed us that you have made certain representations to the Internal Revenue Service (“IRS”) in connection with requesting and obtaining a private letter ruling from the IRS to the extent that income and gain arising from certain notes that provide commodity exposure to the holder constitute “qualifying income” under Section 851(b)(2) of the Internal Revenue Code of 1986, as amended (“Code”). The representations you have made to the IRS include the following:

(1)	The issuer of the Notes will receive payment in full of the purchase price of the Notes substantially contemporaneously with the delivery of the Notes;

(2)	You, while holding the Notes, will not be required to make any payment to the issuer of the Notes in addition to the purchase price paid for the Notes, whether as margin, settlement payment, or otherwise, during the life of the Notes or at maturity;

(3)	The issuer of the Notes is not subject by the terms of the instrument to mark-to-market margining requirements of the Commodities Exchange Act, 7 U.S.C. §2, as amended (the “CEA”); and

(4)	The Notes are not marketed as a contract of sale of a commodity for future delivery (or option on such a contract) subject to the CEA.

We believe, to the best of our knowledge, that the Notes will satisfy each of these requirements.

We note that private letter rulings cannot be relied upon by any taxpayer other than the taxpayer to whom the private letter ruling is addressed. Accordingly, there can be no assurance that the IRS would treat the Notes similarly to those addressed in any private letter rulings or that the IRS would not change its position as reflected in any private letter rulings. You are urged to consult your own tax advisor regarding all tax consequences of the purchase, ownership and disposition of the Notes, including whether income or gain arising from the Notes would be treated as “qualifying income” under Section 851(b)(2) of the Code.

Circular 230: Bank of America Corporation and its affiliates (“Bank of America”) do not provide tax advice. Accordingly, any statements contained herein as to tax matters were neither written nor intended by the sender or Bank of America to be used and cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on such taxpayer. If any person uses or refers to any such tax statement in promoting, marketing or recommending a partnership or other entity, investment plan or arrangement to any taxpayer, then the statement expressed above is being delivered to support the promotion or marketing of the transaction or matter addressed and the recipient should seek advice based on its particular circumstances from an independent tax advisor. Notwithstanding anything herein to the contrary, the sender and any intended recipient of this communication (and any of its employees, representatives and other agents) may disclose to any and all persons, without limitation of any kind the tax treatment or tax structure of this transaction.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to Bank of America Corporation, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated March 30, 2012 (the “Master Note”) identifying the Notes offered hereby as supplemental obligations thereunder in accordance with the instructions of Bank of America Corporation, and the Notes have been delivered against payment therefore as contemplated in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus, all in accordance with the provisions of the Senior Indenture, such Notes will be legal, valid and binding obligations of Bank of America Corporation, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated March 30, 2012, which has been filed as an exhibit to our Registration Statement relating to the Notes filed with the SEC filed on March 30, 2012.